Exhibit 99.1

Jumei Selects E&Y as its Independent Registered Public Accounting Firm

BEIJING, November 10, 2017 -- Jumei International Holding Limited (NYSE:JMEI) (“Jumei” or the “Company”) announced that, effective as of November 07, 2017, the Company engaged Ernst & Young Hua Ming LLP (“EY”) as the Company’s independent registered public accounting firm, to replace PricewaterhouseCoopers Zhong Tian LLP (“PwC”). The change of the Company’s independent registered public accounting firm was approved by the Audit Committee of its Board of Directors.

EY is engaged to audit and report on the consolidated financial statements of the Company for the year ending December 31, 2017 and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2015 and 2016 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2015 and 2016 and the subsequent interim period through November 07, 2017, there have been no:

(1) disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or

(2) reportable events as defined in Form 20-F Item 16F (a)(1)(v) other than the material weakness reported in the Company’s 2015 Form 20-F filed with the U.S. Securities and Exchange of Commission on April 29, 2016.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. Jumei may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Jumei undertakes no duty to update such information, except as required under applicable law.

About Jumei

Jumei (NYSE:JMEI) is China’s leading online retailer of beauty products. Jumei’s internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, light luxury products, health supplements and other products through the Company’s jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Ms. Cindy Cao
Senior Reporting Manager
Phone: +86-10-5676-6824
Email: chunyanc@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com